FEDERAL SIGNAL | *Advancing security and well-being.*

Federal Signal Q4 2012 Earnings Call Dennis Martin, President & CEO Braden Waverley, Interim Chief Financial Officer Jennifer Sherman, SVP, CAO & General Counsel March 15, 2013 Exhibit 99.2

FEDERAL SIGNAL | Advancing security and well-being.

Q4 Headlines
Results from Continuing Operations during Q4
Revenue = $218MM; +12% vs. Last Year
Operating Income = $13MM; +12% vs. Last Year
Cash Provided by Continuing Operations = $30MM, vs. $1.7MM Last Year
EPS = $0.08 vs. $0.11 Last Year; EPS includes $0.02 higher interest expense, $0.02 higher income tax expense, and $0.01 for restructuring charges vs. Last Year
Second half EPS = $0.19 excluding restructuring and debt settlement charges, compared to $0.16 for the same period Last Year
Orders = $208MM; -13% vs. Last Year, consistent with guidance and peak order levels experienced in our ESG business in Q4 2011
Q4 Backlog = $318MM; +$23MM vs. Last Year

Operating Margin
Total FSC Continuing Operations

Total Debt / EBITDA

FEDERAL SIGNAL | Advancing security and well-being.

2012 Headlines
Continued Progress on Operating Margin Targets
Complemented by Declining Leverage
Business
Segment
FY 2011
Operating
Margin
FY 2012
Operating
Margin
Margin
Targets
ESG 6.8% 9.8% 10% - 12%
Bronto 6.0% 6.6% 10% - 12%
SSG 9.7% 12.0% 14% - 16%
Operating Margin excludes the impact of restructuring charges in both 2011 and 2012

11.0
4.8
2.4
0
2
4
6
8
10
12
2010 2011 2012
2.0%
4.8%
6.4%
0%
1%
2%
3%
4%
5%
6%
7%
2010 2011 2012

FEDERAL SIGNAL | Advancing security and well-being.

Debt Refinancing
Completed bank refinancing of our debt on March 13
th
with Wells-Fargo
Bank and GE Capital Corporation leading a bank group of seven participants
Initial interest rate of LIBOR + 2.75%
Strong market response to our credit across all explored alternatives
Expect annualized interest savings of approximately $10 million compared to prior arrangements
Increase in liquidity at closing
Incurred debt settlement charges of $8.7 million at closing, approximately half of which were cash charges

FEDERAL SIGNAL | Advancing security and well-being.

Q4 Income Comparison – Continuing Operations
Q4 Q4 Growth/
$ Millions 2012 Margin 2011 Margin
Orders 208.0      239.4 (13%)
Sales 217.7      195.0 12%
Gross Profit 49.7         22.8% 45.7 23.4%
Restructuring charges 0.6           - -
SG&A 36.1         16.5% 34.1 17.5%
Op Income 13.0 6.0% 11.6 5.9%
Interest Expense 5.7           4.5
Debt Settlement Charge - -
Other Expense/(Income) 0.4           (0.1)
Pretax Income 6.9           7.2
Tax Expense 2.0           0.7
Income from Cont. Ops 4.9           6.5
EPS, Cont Ops, as reported $0.08 $0.11

FEDERAL SIGNAL | Advancing security and well-being.

2012 Pro Forma EPS
Continuing Operations Q1 Q2 Q3 Q4 2H FY
Reported EPS $0.05 $0.15 $0.07 $0.08 $0.15 $0.35
Debt Settlement Charge $0.03 - $0.03 - $0.03 $0.06
EPS ex Debt Settlement Charge $0.08 $0.15 $0.10 $0.08 $0.18 $0.41
Restructuring $0.01 - - $0.01 $0.01 $0.02
Pro Forma EPS $0.09 $0.15 $0.10 $0.09 $0.19 $0.43

FEDERAL SIGNAL | Advancing security and well-being.

Q4 Results vs. Last Year
Q4 Q4
2012 Margin 2011 Margin B/(W)
ESG Orders 124.0   146.2   (15%)
Sales 106.2   93.2      14%
Op Income 8.2        7.7% 6.7        7.2%
Bronto Orders 24.2      28.8      (16%)
Sales 44.4      41.4      7%
Op Income 4.5        10.1% 4.9        11.8%
SSG Orders 59.8      64.4      (7%)
Sales 67.1      60.4      11%
Op Income 9.2        13.7% 5.6        9.3%
Corp. Exp 8.9        5.6
Continuing Orders 208.0   239.4   (13%)
Ops. Sales 217.7   195.0   12%
Op Income 13.0      6.0% 11.6      5.9%

FEDERAL SIGNAL | Advancing security and well-being.

Free Cash Flow – Continuing Operations

Q4 FY Q4 FY
Operating Cash Flow:
Income from Continuing Ops 4.9            22.0          6.5        13.1
Depreciation & Amortization 3.6            13.2          3.4        13.0
Debt Settlement Charges (1.0)           2.5            -        -
Stock-based Comp. Expense 0.5            2.6            0.2        1.8
Pension Expense, Net of Funding 0.5            (5.7)           -        1.5
Restructuring Charge 0.1            0.9            -        -
Deferred Income Taxes (7.4)           (4.8)           (0.3)       1.8
Changes in Other Operating Assets & Liabilities 29.3          18.5          (8.1)       (17.1)
Operating Cash Flow 30.5          49.2          1.7        14.1
Capital Expenditures, net (3.3)           (11.2)        (2.2)       (11.6)
Free cash flow, continuing operations 27.2          38.0          (0.5)       2.5
2012 2011

FEDERAL SIGNAL | Advancing security and well-being.

Balance Sheet

December December
$ Millions 2012 2011
Cash 30.7 9.5
Other Current Assets 235.7 229.5
PP&E, Net 59.3 60.0
Goodwill & Other 285.5 274.4
Mfg Assets Subtotal 611.2 573.4
Net Assets of Disc Ops 2.0 133.3
Total Assets 613.2 706.7
Current Liabilities 138.2 118.8
Total Debt 157.8 222.2
Deferred Taxes & Other 155.3 151.0
Mfg Liabilities Subtotal 451.3 492.0
Net Liabilities of Disc Ops 15.0 40.0
Equity 146.9 174.7
Liabilities & Equity 613.2 706.7
Net Debt 127.1
212.7
Total Debt / TTM EBITDA 2.4
4.8
Total Debt/Capital 52% 56%
Net Debt/Capital 46% 55%

FEDERAL SIGNAL | Advancing security and well-being.

Refinancing Terms and Conditions
$225 Million Total “Pro-Rata” Credit Facility
$75 Million Term Loan A with $150 million cash flow revolver
Fixed LIBOR component of term loan at closing
Five Year Term
Quarterly required amortization on the Term Loan
No prepayment penalties at any time
Interest Rate
Pricing based on leverage ratio
Opening at LIBOR + 2.75%
Customary Financial Covenants
Fixed Charge Coverage Ratio
Total Debt-to-EBITDA Ratio
Negotiated EBITDA “add-back” provisions
Dividends and Other Restricted Payments Permitted
Based on leverage
Debt Settlement Charges of $8.7 Million
$4.6 million non-cash write-off of deferred financing costs ($0.07 per share impact)
$4.1 million cash prepayment premium ($0.07 per share impact)

FEDERAL SIGNAL | Advancing security and well-being.

2013 Corporate Goals
Initiatives & Success Factors
1. Refinance balance sheet
a) Redirects high interest costs into debt reduction and growth
b) Increases total liquidity
2. Diversify customer base
a) Develop customer mix in industrial and commercial markets
b) Continue profitably building presence in global markets
3. Stabilize and improve profitability in our municipal based businesses
a) Elgin
b) US Public Safety
c) Vama (Europe)
4. Profitably grow the business organically
a) Develop new applications and vertical markets for proven FSC products
b) Develop and implement innovation program
5. Improve manufacturing efficiencies
a) Continued focus on 80/20 processes
b) Further reductions in unit production break-even levels
c) Continued reductions in production lead-times and associated increases in throughput
d) Generate improved working capital efficiency

FEDERAL SIGNAL | Advancing security and well-being.

First Half 2013 Guidance
First Half Guidance Range
EPS = $0.20 to $0.25
EPS performance estimates exclude debt settlement charges incurred as part of the refinancing completed in the first quarter
Factors Impacting Guidance Range
Interest savings
Timing and financial impact of defense costs associated with hearing loss cases
Large order shipments at Bronto and ESG
Product mix
Uncertainty of economic conditions in key markets

FEDERAL SIGNAL | *Advancing security and well-being.*

Federal Signal Q4 2012 Earnings Call Dennis Martin, President & CEO Braden Waverley, Interim Chief Financial Officer Jennifer Sherman, SVP, CAO & General Counsel March 15, 2013